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                             February 13, 2023

       John Gravelle
       Chief Executive Officer
       Foremost Lithium Resource & Technology Ltd.
       2500-700 West Georgia Street
       Vancouver, British Columbia V7Y 1B3
       Canada

                                                        Re: Foremost Lithium
Resource & Technology Ltd.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
17, 2023
                                                            CIK No. 0001935418

       Dear John Gravelle:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Filed January 17, 2023

       Cover Page

   1. Please revise to provide a bona fide estimate of the range of the maximum offering price, or tell us why you do
not believe such information is required. Refer to Instruction 1 to
                                                        Item 501(b)(3) of
Regulation S-K.
       General, page 1

   2. We note that you disclose estimates of mineralization pertaining to adjacent properties and estimates of
mineralization that are based on the guidance in NI 43-101.
 John Gravelle
FirstName LastNameJohn  Gravelle
Foremost Lithium Resource & Technology Ltd.
Comapany13,
February  NameForemost
            2023        Lithium Resource & Technology Ltd.
February
Page 2 13, 2023 Page 2
FirstName LastName

         Please revise your filing to remove estimates that pertain to properties in which you do not hold an economic interest, and estimates that you are unable to support with a technical report summary, based on the guidance in Subpart 1300 of Regulation S-K, as advised in prior comment 1.
3. We note your response to prior comment 8 indicating you have revised your filing to remove duplicative disclosure, consistent with the requirements of
Item 1303(b)(2)(iii) of
         Regulation S-K.

         However, duplicative charts, maps, assay data, and claim data remain throughout your filing. We reissue prior comment 8.
Our Company, page 9

4. We note that you labeled both Y-axes of the first chart on page 9 in response to prior comment 3, although the tonnage price shown on the right Y-Axis, which you indicate is based on metric tons, does not reconcile with the figures shown on the left Y-axis. Please further revise or define the measures utilized in the chart. We reissue prior comment 9.
Use of Proceeds, page 37

5. We note your disclosure that seventy percent of the net proceeds will be used for exploration and resource development activities on your lithium projects in Snow Lake, a drill program in 2023 or 2024, finalizing current property payments, future land claims and capital acquisition costs, and funding a drill program in your Winston Gold/Silver
         Property in New Mexico. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F.
Summary Disclosure-Our Claims History, page 54

6. We note that you have made some revisions in response to prior comment 7 although you have not addressed all of the requirements of Item 1303(b)(1) and 1304(b) of Regulation
         S-K. Please further revise your filing to address the following points:

                Include a map or maps showing the location of all properties.

                Clearly label the Individual Property section and identify your material properties.

                Include a map for each material property showing the location of the property, accurate to within one mile, using an easily recognizable coordinate system.

                Describe the planned exploration program for each material property including the expected timeframe and cost.

                State the total cost or book value of each material property. John Gravelle
Foremost Lithium Resource & Technology Ltd.
February 13, 2023
Page 3
7. Please expand your disclosure of the inferred mineral resource as necessary to include the price, cut-off grade, metallurgical recovery, and the point of reference used (e.g. in-situ, etc.), as required by Item 1304 (d)(1) of Regulation S-K.
Related Party Transactions, page 110

8. Please disclose all material terms of the General Security Agreement between the registrant and Jason and Christina Barnard.
Item 8 Exhibits and Financial Statement Schedules, page II-4

9. Please consult with the qualified persons to obtain and file a revised technical report summary to address the following points:

             Historical quantities of mineralization, such as those found among disclosures beginning on pages 36 and 176, should be removed.

             An equation for the cut-off grade should be provided along with the optimization inputs on page 149.
Exhibits

10. We note your response to prior comment 16 and reissue in part. Please file the warrant agreements for outstanding warrants and the representative warrants or tell us why you do not believe they are required to be filed. Refer to Item 8 of Form F-1 and Item 601(b)(10)
      of Regulation S-K.



        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Gravelle
                                                   Division of Corporation
Finance
Comapany NameForemost Lithium Resource & Technology Ltd.
                                                   Office of Energy &
Transportation
February 13, 2023 Page 3
cc:       Anthony Epps, Esq.
FirstName LastName